Exhibit 2.d

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of December 31, 2022, Itaú Chile had the following securities registered pursuant to Section 12 (b) of the Exchange Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
ADSs representing common shares	ITCB	New York Stock Exchange
Common shares, without par value*		New York Stock Exchange*

*       Not for trading purposes, but only in connection with the registration of ADSs pursuant to the requirements of the Securities and Exchange Commission.

Unless otherwise indicated or the context otherwise requires, “Banco Itaú Chile,” “Itaú Chile,” “Banco Itaú,” “Itaú,” “the Bank,” “Company,” “we,” “us” and “our” refer to Banco Itaú Chile together with its subsidiaries. The term “Chile” refers to the Republic of Chile and the phrase “Chilean government” refers to the government of Chile. All references to “ADSs” are to American Depositary Shares, each representing 1,500 common shares, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon.

The following summary is subject to and qualified in its entirety by our Bylaws and Chilean law and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in Itaú Chile’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, or our “2022 Form 20-F”, and in the Deposit Agreement (as defined below), which is an exhibit to our 2022 Form 20-F, as applicable.

COMMON SHARES

General

Our common shares are traded on the Santiago Stock Exchange and the Chilean Electronic Stock Exchange under the symbol “ITAUCL,” (prior to April 24, 2023, the symbol was “ITAUCORP.”)

Shareholders rights in a Chilean bank that is also a special corporation (Sociedad Anónima Especial) (i) are subject to the regulations of publicly-held companies (Sociedades Anónimas Abiertas or “Public Companies”); (ii) are governed by the bank’s by-laws, which effectively serve the purpose of both the articles or certificate of incorporation and the by-laws of a company incorporated in the United States, (iii) are subject to the Chilean General Banking Act, and secondarily, to the extent not inconsistent with the latter, to the provisions of Chilean Corporations Act applicable to publicly-held companies, except for certain provisions which are expressly excluded. Article 137 of the Chilean Corporations Act sets forth that all provisions of the Chilean Corporations Act take precedence over any contrary provision in a corporation’s by-laws. Both the Chilean Corporations Act and our by-laws provide that legal actions by shareholders against us (or our officers or directors) to enforce their rights as shareholders or by one shareholder against another in their capacity as such, are to be brought in Chile, in arbitration proceedings, notwithstanding the plaintiff’s right pursuant to Article 125 of the Chilean Corporations Act to submit the action to the ordinary courts of Chile.

The Chilean securities markets are principally regulated by the CMF under the Chilean Securities Market Act and the Chilean Corporations Act. These two acts provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority investors. The Chilean Securities Market Act sets forth requirements relating to public offerings, stock exchanges, securities brokers and dealers, and outlines disclosure requirements for companies that issue publicly offered securities. The Chilean Corporations Act sets forth the rules and requirements for establishing public companies while eliminating government supervision of closed (closely-held) corporations. Public companies are those that voluntarily, or are legally required to, register their shares in the Securities Registry kept by the CMF.

Capitalization

Under Chilean law, the shareholders of a bank, acting at an extraordinary shareholders’ meeting, have the power to authorize an increase in such company’s capital with the authorization of the CMF, except for capital increases paid in Chilean legal tender. When an investor subscribes for issued shares, the shares are registered in such investor’s name, even if not paid for, and the investor is treated as a shareholder for all purposes except with regard to receipt of dividends and the return of capital; provided that the shareholders may, by amending the by-laws, also grant the right to receive dividends or distributions of capital.  An investor becomes eligible to receive dividends and returns of capital once it has paid for the shares (if it has paid for only a portion of such shares, it is entitled to receive a corresponding pro-rata portion of the dividends declared and/or returns of capital with respect to such shares unless the company’s by-laws provide otherwise).

Pursuant to the Bank’s by-laws, if an investor does not pay for shares for which it has subscribed on or prior to the date agreed upon for payment, the Bank may elect between: (a) selling on a stock exchange, at the expense and risk of the defaulting shareholder, the number of shares necessary to pay for the unpaid balances and related expenses, reducing the share certificate to the amount of remaining shares; (b) render without effect the subscription in whole or in part and reduce the share certificate to the number of paid shares, selling the remaining shares on a stock exchange, and (c) collect payment through ordinary or summary procedures on all the debtor’s assets.

Upon termination of the actions for collection, the board of directors shall propose to the shareholders meeting the write-off of the non-paid amount and the reduction of the capital of the company to the amount effectively paid in. Authorized shares and issued shares which have not been subscribed and paid for within the period fixed for their payment (which cannot be longer than three years) are cancelled and are no longer available for issuance by the company, unless in case of an issuance of convertible bonds (in which case the unsubscribed portion of the capital increase shall remain in place for a number of shares sufficient to comply with the option) or when reserved for compensation plans for employees (in which case the maximum term for subscription and payment cannot be longer than five years).

Article 22 of Chilean Corporations Act states that the purchaser of shares of a company implicitly accepts its by-laws and any agreements adopted at shareholders’ meetings.

Ownership Restrictions

Under Article 12 of the Chilean Securities Market Act and the regulations of the CMF, shareholders of Public Companies are required to report the following to the CMF and the Chilean stock exchanges:

●any direct or indirect acquisition or sale of shares that results in the holder’s acquiring or ceasing to own, directly or indirectly, 10% or more of a Public Company’s share capital; and

●any direct or indirect acquisition or sale of shares or options to buy or sell shares, in any amount, if made by a holder of 10% or more of a Public Company’s capital or if made by a director, liquidator, main officer, general manager or manager of such corporation.

The foregoing requirements also apply to the acquisition or sale of securities or agreements which price or return depends or is conditioned (all or in a significant part) on changes or movements in the price of such shares. Such report shall be made the day following the execution of the transaction.

In addition, majority shareholders must state in any such report whether their purpose is to acquire control of the company or if they are making a financial investment. Any beneficial owner of ADSs representing 10% or more of our share capital is subject to these reporting requirements under Chilean law. The Chilean Securities Market Act also sets forth certain regulations on takeovers of corporations.

Under Article 54 of the Chilean Securities Market Act and the regulations of the CMF, persons or entities intending to acquire control, directly or indirectly, of a Public Company, regardless of the acquisition vehicle or procedure, and including acquisitions made through direct subscriptions or private transactions, are also required to inform the public of such acquisition at least ten business days before the date of perfection of the acts which allow it to obtain control of the company, but in any case, as soon as negotiations regarding the change of control are formalized and/or as soon as reserved information and/or documents concerning the target are delivered to the potential acquirer through a filing with the CMF, the stock exchanges and the companies controlled by and that control the target and through a notice published in two Chilean newspapers, which notice must disclose, among other information, the person or entity purchasing or selling and the price and conditions of any negotiations.

Within the same term, a written communication to such effect must be sent to the target corporation, the controlling corporation, the corporations controlled by the target corporation, the CMF, and to the Chilean stock exchanges on which the securities are listed.

In addition to the foregoing, Article 54A of the Chilean Securities Market Act requires that within two business days of the completion of the transactions pursuant to which a person has acquired control of a Public Company, a notice shall be published in the same newspapers in which the notice referred to above was published and notices shall be sent to the same persons mentioned in the preceding paragraphs.

A beneficial owner of ADSs intending to acquire control of us is also subject to the foregoing reporting requirements.

The provisions of the aforementioned articles do not apply whenever the acquisition is being made through a tender or exchange offer.

Title XXV of the Chilean Securities Market Act on tender offers and the regulations of the CMF provide that the following transactions shall be carried out through a tender offer:

●an offer which allows a person to take control of a Public Company;
●an offer for all the outstanding shares of a Public Company upon acquiring two-thirds or more of its voting shares, in which case such controlling shareholder must offer to purchase the remaining shares from the investing shareholders in a tender offer, unless (i) the controlling shareholder has reached two-thirds of the voting shares through a tender offer for all of the shares of the company or due to any of the situations exempted, or (ii) it reaches such percentage as a result of a reduction of the capital of the company by operation of law: such offer must be made at a price not lower than the price at which appraisal rights may be exercised, that is, book value if the shares of the company are not actively traded or, if the shares of the company are actively traded, the weighted average price at which the stock has been traded during the 60 stock exchange business days between the thirtieth and the ninetieth stock exchange business days immediately preceding the acquisition; and

●an offer for a controlling percentage of the shares of a listed operating company if such person intends to take control of the company (whether listed or not) controlling such operating company, to the extent that the operating company represents 75% or more of the consolidated net worth of the holding company.

Nevertheless, the following exceptions are applicable to all the cases described above (i) the shares are being sold by a controlling shareholder of such company at a price in cash which is not substantially higher than the market price and the shares of such company are actively traded on a stock exchange, or (ii) those shares are acquired (a) through a capital increase, (b) as a consequence of a merger, (c) by inheritance, or (d) through a forced sale.

Article 200 of the Chilean Securities Market Act prohibits any shareholder that has taken control of a Public Company to acquire, within the period of 12 months from the date of the transaction that permitted such shareholder to take control of the Public Company, a number of shares equal to or higher than 3% of the outstanding issued shares of the target without making a tender offer at a price per share not lower than the price paid at the time of the change of control transaction. However, if the acquisition is made on a stock exchange and on a pro rata basis, the controlling shareholder may purchase a higher percentage of shares, if so permitted by the regulations of the stock exchange.

Title XV of the Chilean Securities Market Act sets forth the basis to determine what constitutes control of a business group and a related party while Title XXV establishes a special procedure for acquiring control of a Public Company through a tender offer. The Chilean Securities Market Act defines control as the power of a person, or group of persons acting pursuant to a joint action agreement, to direct the majority of the votes in the shareholders meetings of the corporation, or to elect the majority of members of its board of directors, or to influence the management of the corporation significantly. Significant influence is deemed to exist in respect of the person or group of persons acting together pursuant to a joint action agreement holding, directly or indirectly, at least 25% of the voting share capital, unless:

●another person or group of persons acting pursuant to a joint action agreement, directly or indirectly, control a stake equal to or higher than the percentage controlled by such person or group;
●the person or group does not control, directly or indirectly, more than 40% of the voting share capital and the percentage controlled is lower than the sum of the shares held by other shareholders holding more than 5% of the voting share capital; and
●in cases where the CMF has ruled otherwise, based on the distribution or atomization of the overall shareholding.

According to the Chilean Securities Market Act, a joint action agreement is an agreement among two or more parties which, directly or indirectly, own shares in a corporation at the same time and whereby they agree to participate with the same interest in the management of the corporation or in taking control of the same. The law presumes that such an agreement exists between:

●a principal and its agents;
●spouses and relatives up to certain level of kindred;
●entities within the same business group; and
●an entity and its controller or any of its members.

Likewise, the CMF may determine that a joint action agreement exists between two or more entities considering, among others, the number of companies in which they simultaneously participate and the frequency with which they vote identically in the election of directors, appointment of managers and other resolutions passed at shareholders’ meetings.

According to Article 96 of the Chilean Securities Market Act, a business group is a group of entities with such ties in their ownership, management or credit liabilities that it may be assumed that the economic and financial action of such members is directed by, or subordinated to, the joint interests of the group, or that there are common credit risks in the credits granted to, or securities issued by, them. According to the Chilean Securities Market Act, the following entities are part of the same business group:

●a company and its controlling person;
●all the companies with a common controlling person and the common controlling person;
●all the entities that the CMF declare to be part of the business group due to one or more of the following reasons:
●a substantial part of the assets of the company are involved in the business group, whether as investments in securities, equity rights, loans or guaranties;
●the company has a significant level of indebtedness and that the business group has a material participation as a lender or guarantor;
●when the controller is a group of entities, that the company is a member of a controlling person of the entities mentioned in the first two bullets above and there are grounds to include it in the business group based on the definitions above; and
●the company is controlled by one or more member of the controlling group of any of the entities of the business group, when such controller is composed of more than one person and there are grounds to include the company in the business group based on the definition above.

Article 36 of the Chilean General Banking Act states that, as a matter of public policy, no person or company may acquire, directly or indirectly, shares that alone or jointly with the shares previously owned by it, represent more than 10% of the shares of a bank without the prior authorization of the CMF, which may not be unreasonably withheld. The prohibition also applies to beneficial owners of ADSs. In the absence of such authorization, any person or group of persons acting in concert would not be permitted to exercise voting rights with respect to the shares or ADSs acquired. In determining whether or not to issue such an authorization, the CMF considers a number of factors enumerated in the Chilean General Banking Act, including the financial stability of the purchasing party.

Article 35 bis of the Chilean General Banking Act establishes that prior authorization of the CMF is required for:

●the merger of two or more banks, where the absorbing bank becomes a bank of systemic importance;

●the acquisition of all or a substantial portion (equal to or more than one third) of a bank’s assets and liabilities by another bank, where the acquiring bank becomes a bank of systemic importance;
●the control by the same person, or controlling group, of two or more banks, where the banks become banks of systemic importance; or
●a substantial increase in the share ownership by a controlling shareholder of one of the banks controlled by the same person or controlling group (understood as either acquiring a majority or two thirds of the bank’s shares), where the group of banks become a bank of systemic importance.

Such prior authorization is required solely when the acquiring bank or the resulting group of banks becomes a bank of systemic importance. With respect to the qualification of a bank of systemic importance, on November 2, 2020, the CMF published the regulation (Circular No. 2,276) setting forth the factors and methodologies to be considered to determine whether a bank or group of banks qualifies as of systemic importance.

According to the Chilean General Banking Act a bank may not grant loans to related parties on more favorable terms than those generally offered to non-related parties. Article 84 No. 2 of the Chilean General Banking Act and the Regulations of the CMF create the presumption, among other cases, that natural persons who are holders of shares and who beneficially own more than 1% of the shares (or 5% in the case of bank’s shares actively traded) are related to the bank and imposes certain restrictions on the amounts and terms of loans made by banks to related parties. This presumption would also apply to beneficial owners of ADSs representing more than 1% of the shares, and accordingly the limitations of Article 84 No. 2 would be applicable to such beneficial owners. Finally, according to the regulations of the CMF, Chilean banks that issue ADSs are required to inform the CMF if any person, directly or indirectly, acquires ADSs representing 5% or more of the total amount of shares of capital stock issued by such bank.

Article 16 bis of the Chilean General Banking Act provides that the individuals or legal entities which, individually or with other people, directly control a bank and who individually own more than 10% of its shares shall send to the CMF reliable information on their financial situation in the form and within the time set forth in Chapter 1-3 of the regulations of the CMF (Recopilación Actualizada de Normas). Also, controlling shareholders must submit information regarding their financial situation pursuant to Chapter 1-17 of said regulations.

Preemptive Rights and Increases of Share Capital

The Chilean Corporations Act provides that whenever a Chilean company issues new shares for consideration, it must offer to its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period (except for shares as to which preemptive rights have been waived), Chilean Public Companies are not permitted to offer any newly issued shares for sale to any third party. For an additional 30-day period thereafter, a Chilean company is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. Thereafter, unsubscribed shares may be offered through any Chilean stock exchange without any indication of price. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

Shareholders’ Meetings and Voting Rights

An annual ordinary meeting of shareholders is held within the first four months of each year, generally in March and must be called by the board of directors. The annual ordinary meeting of shareholders is the corporate body that approves the annual financial statements, approves all dividends in accordance with the dividend policy proposed by the board of directors, elects the members of our board of directors and approves any other matter which does not require an extraordinary shareholders’ meeting.

The quorum for a shareholders’ meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of the issued common shares; if a quorum is not present at the first meeting, the meeting can be reconvened (in accordance with the procedures described in the previous paragraph) and, upon the meeting being reconvened, shareholders present at the reconvened meeting are deemed to constitute a quorum regardless of the percentage of the shares represented. The shareholders’ meetings pass resolutions by the affirmative vote of an absolute majority of those voting shares present or represented at the meeting.

Only shareholders registered with us on the fifth business day prior to the date of a meeting are entitled to attend and vote their shares. A shareholder may appoint another individual (who need not be a shareholder) as his proxy to attend and vote on his behalf. Every shareholder entitled to attend and vote at a shareholders’ meeting has one vote for every share subscribed. Under our by-laws, directors are elected by cumulative voting. Each shareholder has one vote per share and may cast all of his or her votes in favor of one nominee or may apportion is or her votes among any number of nominees.

The following matters can only be agreed upon at an extraordinary shareholders’ meeting:

●our dissolution;
●a merger, transformation, division or other change in our corporate form or the amendment of our by-laws;
●the issuance of bonds or debentures convertible into shares;
●the conveyance of 50% or more of our assets or the submission of, or changes to any business plan that contemplates the sale of more than 50% of the assets of the company;
●the conveyance of 50% or more of the assets of a subsidiary, if represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies Itaú Chile loses control of such subsidiary;
●granting of a security interest or a personal guarantee in each case to secure the obligations of third parties, unless (i) to secure or guarantee the obligations of a subsidiary, in which case the approval of the board of directors will suffice (although this restriction is not applicable to banks: (a) granting sureties, (b) becoming jointly and/or jointly and severally liable with clients or (c) issuing bank guarantees within their course of business) and (ii) in those cases exempted by the Chilean General Banking Act; and

•other matters that require shareholder approval according to Chilean law or our by-laws.

The matters referred to in the first five items listed above may only be approved at a meeting held before a notary public, who shall certify that the minutes are a true record of the events and resolutions of the meeting.

The by-laws establish that resolutions are passed at shareholders’ meetings by the affirmative vote of an absolute majority of those shares present or represented at the meeting. However, under the Chilean Corporations Act, the vote of a two-thirds majority of the outstanding voting shares is required to approve any of the following actions:

●a change in corporate form, merger or spin-off;
●an amendment to our term of existence or early dissolution;
●a change in corporate domicile;
●a decrease of corporate capital;
●the approval of capital contributions in kind and a valuation of the assets contributed;
●a modification of the authority reserved for the shareholders’ meetings or limitations on the powers of our board of directors;
●a reduction in the number of members of our board of directors;
●the conveyance of 50% or more of the corporate assets, regardless of whether it includes liabilities, or the submission of or change to any business plan that contemplates the conveyance of 50% or more of the corporate assets;
●the conveyance of 50% or more of the assets of a subsidiary, if those assets represent at least 20% of our total assets, and any transfer of shares of a subsidiary that implies Itaú Chile loses control of such subsidiary;
●the manner in which the corporation’s profits shall be distributed;
●the creation of security interests to secure third-party obligations in excess of 50% of the corporate assets, unless granted to a subsidiary or when exempted by the Chilean General Banking Act (although this restriction is not applicable to banks: (i) granting sureties, (ii) becoming jointly and/or jointly and severally liable with clients or (iii) issuing bank guarantees within their course of business);
●the acquisition of our own shares, when, and or the terms and conditions permitted by law;
●the cure of formal defects in the incorporation of the corporation or an amendment to its by-laws related to any of the matters referred to in the preceding bullets;
●to establish the right of the controller to force other shareholders to sell their shares in case the controller has surpassed 95% of the shares of the company as a result of a tender offer for 100% of its shares under certain circumstances;
●the approval of material related-party transactions according to Article 147 of the Chilean Corporations Act; or
●all other matters provided for in our by-laws.

For purposes of the election of directors, each shareholder shall have the right to one vote per share for purposes of electing a single person, or to distribute his votes among candidates as he or she may deem convenient, and the persons obtaining the largest number of votes in the same and single process shall be awarded positions, until all positions have been filled. The elections of regular and alternate board members are carried out separately. For purposes of casting votes, the chairman and the secretary, together with any other persons that may have been previously designated at the meeting to sign the minutes thereof, shall issue a certificate giving evidence of the oral votes of shareholders attending, following the order of the list of attendance being taken. Each shareholder is entitled to cast his or her vote by means of a ballot signed by him or her, stating whether he or she signs for his own account or as a representative. This entitlement notwithstanding, in order to expedite the voting process, it can be ordered that the vote be taken alternatively or by oral vote or by means of ballots. At the time of polling, the chairman may instruct that the votes be read aloud, in order for those in attendance to count the number of votes issued and verify the outcome of the voting process.

Moreover, our board of directors is required to submit our audited financial statements to the shareholders annually for their approval at the ordinary shareholders meeting. The approval or rejection of such financial statements is entirely within our shareholders’ discretion. If our shareholders reject our financial statements, our board of directors must submit new financial statements not later than 60 days from the date of such rejection. If our shareholders reject our new financial statements, our entire board of directors is deemed removed from office and a new board of directors is elected at the same meeting. Directors who individually approved such rejected financial statements are disqualified for re-election for the ensuing period.

In general, Chilean law does not require a Chilean public company to provide the level and type of information that U.S. securities laws require a reporting company to provide to its shareholders in connection with a solicitation of proxies. However, shareholders are entitled to examine the books of the company within the 15-day period before the ordinary annual meeting. Under Chilean law, a notice of a shareholders’ meeting listing matters to be addressed at the meeting must be published not fewer than 10 days prior to the date of such meeting, and, in cases of an ordinary annual meeting, shareholders must have available an annual report of the company’s activities which includes audited financial statements. In addition to these requirements, we regularly provide, and management currently intends to continue to provide, together with the notice of shareholders’ meeting, a proposal for the final annual dividend.

The Chilean Corporations Act provides that whenever shareholders representing 10% or more of the issued voting shares so request, a Chilean company’s annual report must include, in addition to the materials provided by the board of directors to shareholders, such shareholders’ comments and proposals in relation to the company’s affairs. Similarly, the Chilean Corporations Act provides that whenever the board of directors of a public company convenes an ordinary meeting of the shareholders and solicits proxies for that meeting, or distributes information supporting its decisions, or other similar material, it is obligated to include as an annex to its said materials any pertinent comments and proposals that may have been made by shareholders owning 10% or more of the company’s voting shares who have requested that such comments and proposals be so included.

Dividend, Liquidation and Appraisal Rights

Under the Chilean Corporations Act, Chilean companies are generally required to distribute at least 30% of their net income each year, unless otherwise agreed by the unanimous consent of our shareholders. In the event of any loss of capital or of the legal reserve, no dividends can be distributed so long as such loss is not recovered from earnings or otherwise. No dividends above the legal minimum can be distributed if doing so would result in the Bank exceeding its indebtedness ratio or our lending limits.

Dividends that are declared but not paid by the date set for payment at the time of declaration are adjusted from the date set for payment to the date such dividends are actually paid. The right to receive dividends lapses if it is not claimed within five years from the date the dividend is payable.

We may declare a dividend in cash or in shares. When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash.

In the event of our liquidation, the holders of fully paid shares would participate equally and ratably, in proportion to the number of paid-in shares held by them, in the assets available after payment of all creditors.

In accordance with the Chilean General Banking Act, our shareholders have no appraisal rights.

Registrations and Transfers

Our common shares are registered by an administration agent named DCV Registros S.A. This entity is responsible for our shareholders’ registry. In the case of jointly owned common shares, an attorney-in-fact must be appointed to represent the joint owners in dealings with us.

AMERICAN DEPOSITARY SHARES

General

Each one of our ADSs represents 1,500 common shares, without par value. Our ADSs have been listed since November 1, 2004. The ADS, which originally traded under “ITCB” trade as of May 1, 2023 under the ticker “ITCL,” following the banks name change.

Our ADSs are issued by The Bank of New York Mellon, or “BNY Mellon,” as depositary, under a deposit agreement dated as of September 24, 2004, as amended and restated on May 7, 2012 and on May 30, 2018, among us, BNY Mellon, and the owners and holders of our ADSs (“Deposit Agreement”). The Deposit Agreement determines the rights and obligations of the ADS owners and is governed by the New York law, except with respect to its authorization and execution by Itaú Chile, which is governed by the laws of Chile.

The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by BNY Mellon.

BNY Mellon principal executive office is located at The Bank of New York Mellon, Depositary Receipts Division – 8th Floor, 240 Greenwich Street, New York, New York 10286.

Dividends and Distributions

Under the Chilean Corporations Act, Chilean companies are generally required to distribute at least 30% of their net income each year, unless otherwise agreed by the unanimous consent of our shareholders. And we may declare a dividend in cash or in shares. See item “Common Shares—Dividend, Liquidation and Appraisal Rights.”

Owners of ADSs are entitled to receive dividends on the underlying shares to the same extent as the holders of shares.

When a share dividend is declared above the legal minimum (which minimum must be paid in cash), our shareholders must be given the option to elect to receive cash. Our ADS holders may, in the absence of an effective registration statement under the Securities Act or an available exemption from the registration requirement thereunder, effectively be required to receive a dividend in cash.

Dividends received by holders of ADSs will be converted into U.S. dollars and distributed net of foreign currency exchange fees and fees of the depositary and will be subject to Chilean withholding tax, currently imposed at a rate of 35% (subject to credits in certain cases). All remittances of funds from Chile to the foreign investor upon the sale of common shares underlying ADSs, or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market. If for any reason, including changes in Chilean laws or regulations, BNY Mellon is not able to convert Chilean pesos to U.S. dollars, investors in our ADSs may receive dividends and other distributions, if any, in Chilean pesos.

Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them or the repatriation of the proceeds from such disposition or the payment of dividends could be imposed in the future, and we cannot advise you as to the duration or impact of such restrictions, if imposed.

Reports; Inspection of Transfer Books

We are subject to the information requirements of the Exchange Act, except that, as a foreign issuer, we are not subject to the proxy rules or the short-swing profit disclosure rules of the Exchange Act. In accordance with these statutory requirements, we file or furnish reports and other information with the SEC. Reports and other information filed or furnished by us with the SEC are available electronically at the SEC’s website: https://www.sec.gov. Copies of such material may also be inspected at the offices of the NYSE, 11 Wall Street, New York, New York 10005, on which our ADSs are listed. In addition, the SEC maintains a website that contains information filed electronically with the SEC, which can be accessed on the internet at http://www.sec.gov. The information contained on this website does not form part of this annual report on Form 20 F. Additional documents concerning Itaú Chile which are referred to in this annual report may be inspected at our offices at Presidente Riesco 5537, Las Condes, Santiago, Chile.

Moreover, BNY Mellon will make available for inspection by the owners of ADSs, at its office, any reports, notices and other communications received from Itaú Chile which are both (a) received by BNY Mellon as the holder of the deposited securities and (b) made generally available to the holders of those deposited securities by Itaú Chile. BNY Mellon will keep books for the registration of ADSs and transfers of ADSs, which shall be open for inspection by the owners of ADSs at the BNY Mellon’s office during regular business hours, provided that such inspection shall not be for the purpose of communicating with the owners of ADSs in the interest of a business or object other than the business of Itaú Chile or a matter related to the Deposit Agreement or the ADSs.

Rights to Purchase Additional Common Shares

If Itaú Chile offers BNY Mellon any rights to purchase additional common shares or other securities, BNY Mellon may, to the extent reasonably deemed by it to be lawful and practical, and on the conditions set forth in the Deposit Agreement, (i) if requested in writing by Itaú Chile, grant to all or certain owners of ADSs rights to instruct BNY Mellon to purchase the securities to which the rights relate and deliver those securities or ADS representing those securities to owners, (ii) if requested in writing by Itaú Chile, deliver the rights to or to the order of certain owners, or (iii) sell the rights to the extent practicable and distribute the net proceeds of that sale to owners entitled to those proceeds. To the extent rights are not exercised, delivered or disposed of under (i), (ii) or (iii) above, BNY Mellon shall permit the rights to lapse unexercised.

Surrender and Withdrawal

You may surrender your ADSs for the purpose of withdrawal at BNY Mellon’s office, subject to the terms and conditions set forth in the Deposit Agreement. Subject to the terms and conditions set forth in the Deposit Agreement, upon payment of the applicable fees, expenses, taxes or charges, and upon delivery of any certifications required under the laws of Chile and the regulations of the Chilean Central Bank, BNY Mellon will deliver (to the extent delivery can then be lawfully and practicably made) the amount of deposited securities at the time represented by the ADSs to the ADS owner or a person the ADS owner designates (but not any money or other property as to which a record date for distribution to owner has passed), at the office of the custodian or, at the ADS owner’s request, risk and expense, at the depositary’s office or at other requested locations. BNY Mellon will not be required to accept surrender of ADSs for the purpose of withdrawal to the extent it would require delivery of a fraction of a deposited security. BNY Mellon may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

Record Date

Whenever (i) a cash dividend, cash distribution or any other distribution is made on deposited securities or rights to purchase common shares or other securities are issued with respect to deposited securities or BNY Mellon receives notice that a distribution or issuance of that kind will be made, or (ii) whenever BNY Mellon receives notice that a meeting of holders of common shares will be held in respect of which Itaú Chile has requested BNY Mellon to send a notice pursuant to the Deposit Agreement, or (iii) whenever BNY Mellon will assess a fee or charge against the ADS owners, or whenever BNY Mellon causes a change in the number of common shares that are represented by each ADS, or whenever BNY Mellon otherwise finds it necessary or convenient, BNY Mellon shall fix a record date, which shall be the same as, or as near as practicable to, any corresponding record date set by Itaú Chile with respect to the common shares. Subject to the provisions of the Deposit Agreement, the ADS owners on a record date fixed by BNY Mellon shall be entitled to receive the amount distributable by BNY Mellon with respect to that dividend or other distribution or those rights or the net proceeds of sale thereof in proportion to the number of ADSs held by them respectively, to give voting instructions or to act in respect of the other matter for which that record date was fixed, or be responsible for that fee or charge, as the case may be.

Voting Rights

Under Chilean law, a shareholder is required to be registered in our shareholders’ registry at least five business days before a shareholders’ meeting in order to vote at such meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to vote at shareholders’ meetings, because the shares underlying the ADSs will be registered in the name of BNY Mellon. While a holder of ADSs is entitled to instruct BNY Mellon as to how to vote the shares represented by such holder’s ADSs in accordance with the procedures provided for in the deposit agreement, a holder of ADSs will not be able to vote its ADSs or underlying shares directly at a shareholders’ meeting or to appoint a proxy to do so. In certain instances, a discretionary proxy may vote our shares underlying the ADSs if a holder of ADSs does not instruct BNY Mellon with respect to voting. In addition, the vote of a holder of ADSs may not be necessary to approve certain matters since, under Chilean law, substantially all of the forms of corporate action can be approved with the votes of our controlling shareholder, Itaú Unibanco Holding, in a duly summoned shareholders’ meeting, except for certain matters requiring supermajority approval according to Chilean law.

Preemptive Rights

The Chilean Corporations Act provides that whenever a Chilean company issues new shares for consideration, it must offer to its existing shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentages in the company. Pursuant to this requirement, preemptive rights in connection with any future issuance of shares will be offered by us to BNY Mellon as the registered ADS owner of the shares underlying the ADSs. However, BNY Mellon will not be able to make such preemptive rights available to holders of ADSs unless a registration statement under the Securities Act is effective with respect to the underlying shares or an exemption from the registration requirements thereunder is available.

We intend to evaluate, at the time of any preemptive rights offering, the practicality under Chilean law and Central Bank of Chile regulations in effect at the time of making such rights available to our ADS holders, as well as the costs and potential liabilities associated with registration of such rights and the related common shares under the

Securities Act, and the indirect benefits to us of thereby enabling the exercise by all or certain holders of ADSs of their preemptive rights and any other factors we consider appropriate at the time, and then to make a decision as to whether to file such registration statement. We cannot assure you that any registration statement would be filed. If we do not file a registration statement and no exemption from the registration requirements under the Securities Act is available, BNY Mellon will attempt to sell such holders’ preemptive rights and distribute the proceeds thereof, after deduction of its expenses and fees, if a premium can be recognized over the cost of such sale. In the event that BNY Mellon is not able, or determines that it is not feasible, to sell such rights at a premium over the cost of any such sale, all or certain holders of ADSs may receive no value for such rights. The inability of all or certain holders of ADSs to exercise preemptive rights in respect of common shares underlying such ADSs could result in such holders not maintaining their percentage ownership of the common shares following such preemptive rights offering unless such holder made additional market purchases of ADSs or common shares.

Under Chilean law, preemptive rights are exercisable or freely transferable by shareholders during a period that cannot be less than 30 days following the grant of such rights. During such period (except for shares as to which preemptive rights have been waived), Chilean Public Companies are not permitted to offer any newly issued shares for sale to any third party. For an additional 30-day period thereafter, a Chilean company is not permitted to offer any unsubscribed shares for sale to third parties on terms which are more favorable than those offered to its shareholders. Thereafter, unsubscribed shares may be offered through any Chilean stock exchange without any indication of price. Unsubscribed shares that are not sold on a Chilean stock exchange can be sold to third parties only on terms no more favorable for the purchaser than those offered to shareholders.

Liability for Taxes

ADSs owners will be responsible for any taxes or other governmental charges payable on their ADSs, on the deposited securities represented by any of their ADSs or in connection with certain transactions set forth in the Deposit Agreement. BNY Mellon may refuse to register any transfer of ADSs or allow ADSs owners to withdraw the deposited securities represented by their ADSs until such taxes or other charges are paid, and may withhold any dividends or other distributions or the proceeds thereof, or may sell for the account of the owner any part or all of the deposited securities represented by those ADSs, and may apply those dividends or other distributions or the net proceeds of any sale of that kind in payment of that tax or other governmental charge but, even after a sale of that kind, the owner shall remain liable for any deficiency. If the number of common shares represented by each ADS decreases as a result of a sale of deposited securities, BNY Mellon may call for surrender of the ADSs to be exchanged on a mandatory basis for a lesser number of ADSs and may sell ADSs to the extent necessary to avoid distributing fractions of ADSs in that exchange and distribute the net proceeds of that sale to owners entitled to them.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

BNY Mellon shall not tender deposited securities in any voluntary cash tender offer, exchange offer or similar offer unless instructed to do so in writing by an ADS owner surrendering ADSs and subject to any conditions or procedures BNY Mellon may require.

If deposited securities are redeemed for cash or otherwise purchased for cash in a transaction that is mandatory and binding for BNY Mellon as a holder of the deposited securities, BNY Mellon will (i) if required, surrender deposited securities that have been redeemed to the issuer of those securities or its agent on the redemption date, (ii) disseminate a notice to owners according to the Deposit Agreement and (iii) distribute the money received upon that redemption to owners entitled to it upon surrender by them of called ADSs. If the redemption affects less than all the deposited securities, BNY Mellon will call for surrender a corresponding portion of the outstanding ADSs and only those ADSs will automatically be converted into a right to receive the net proceeds of the redemption. BNY Mellon will allocate the ADSs converted under the preceding sentence among the owners pro-rata to their respective holdings of ADSs immediately prior to the redemption, except that the allocations may be adjusted so that no fraction of a converted ADS is allocated to any owner.

If BNY Mellon is notified of or there is any subdivision, combination or any other reclassification of the Deposited Securities or any recapitalization, reorganization, sale of assets substantially as an entirety, merger or consolidation affecting the issuer of the deposited securities or to which it is a party that is mandatory and binding on BNY Mellon as the holder of deposited securities and, as a result, securities or other property have been or will be delivered in exchange, conversion, replacement or in lieu of, deposited securities, BNY Mellon shall, if required, surrender the old deposited securities affected by that replacement of common shares and hold, as new deposited securities under the Deposit Agreement, the new securities or other property delivered to it in that replacement. However, BNY Mellon may elect to sell those new deposited securities if in the opinion of BNY Mellon it is not lawful or not practical for it to hold those new deposited securities under the Deposit Agreement because those new deposited securities may not be distributed to owners without registration under the Securities Act or for any other reason, at public or private sale, at such places and on such terms as it deems proper and proceed as if those new deposited securities had been redeemed.

If the new deposited securities will continue to be held under the Deposit Agreement, BNY Mellon may call for the surrender of outstanding receipts to be exchanged for new receipts specifically describing the new deposited securities and the number of those new deposited securities represented by each ADS. If the number of common shares represented by each ADS decreases, BNY Mellon may call for surrender of the ADS to be exchanged on a mandatory basis for a lesser number of ADS and may sell ADS to the extent necessary to avoid distributing fractions of ADS in that exchange and distribute the net proceeds of that sale to owners entitled to them. If there are no deposited securities with respect to ADS, including if the deposited securities are cancelled, or the deposited securities with respect to ADS become apparently worthless, BNY Mellon may call for surrender of those ADS or may cancel those ADS, upon notice to owners, and a termination option event occurs.

Other Ownership Restrictions

For some other ownership restrictions applicable to ADSs, please see applicable provisions in item “Common Shares—Ownership Restrictions”, above.

Liability of Itaú Chile and BNY Mellon

The Deposit Agreement expressly limits Itaú Chile’s obligations and the obligations of BNY Mellon. Neither BNY Mellon nor Itaú Chile nor any of their respective directors, officers, employees, agents, or affiliates shall incur any liability to any owner or holder:

●if by reason of (i) any provision of any present or future law or regulation or other act of the government; (ii) (in the case of BNY Mellon only) any provision, present or future, of the articles of incorporation or similar document of Itaú Chile, or by reason of any provision of any securities issued or distributed by Itaú Chile, or any offering or distribution thereof; or (iii) any event or circumstance, whether natural or caused by a person or persons, that is beyond the ability of BNY Mellon or Itaú Chile, as the case may be, to prevent or counteract by reasonable care or effort, BNY Mellon or Itaú Chile is prevented from, forbidden to or delayed in, or could be subject to any civil or criminal penalty on account of doing or performing and therefore does not do or perform, any act or thing that, by the terms of the Deposit Agreement or the deposited securities, it is provided shall be done or performed;

●for any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement;
●for the inability of any owner or holder of ADSs to benefit from any distribution, offering, right or other benefit that is made available to holders of deposited securities but is not, under the terms of the Deposit Agreement, made available to owners or holders; or
●or any special, consequential or punitive damages for any breach of the terms of the Deposit Agreement.
●Where, by the terms of a distribution to which Section 4.1, 4.2 or 4.3 of the Deposit Agreement applies, or an offering to which Section 4.4 of that Agreement applies, or for any other reason, that distribution or offering may not be made available to owners, and BNY Mellon may not dispose of that distribution or offering on behalf of owners and make the net proceeds available to owners, then BNY Mellon shall not make that distribution or offering available to owners, and shall allow any rights, if applicable, to lapse.

Neither Itaú Chile nor BNY Mellon assumes any obligation or shall be subject to any liability under the Deposit Agreement to owners or holders of ADSs, except that they agree to perform their obligations specifically set forth in the Deposit Agreement without negligence or bad faith. BNY Mellon will not be a fiduciary or have any fiduciary duty to holders or owners. BNY Mellon will not be subject to any liability with respect to the validity or worth of the deposited securities. Neither BNY Mellon nor Itaú Chile shall be under any obligation to appear in, prosecute or defend any action, suit, or other proceeding in respect of any deposited securities or in respect of the ADSs, on behalf of any owner or other person.

Neither BNY Mellon nor Itaú Chile will be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting common shares for deposit, any owner or holder, or any other person believed by it in good faith to be competent to give such advice or information. Each of BNY Mellon and Itaú Chile may rely, and shall be protected in relying upon, any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

BNY Mellon will not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of BNY Mellon or in connection with a matter arising wholly after the removal or resignation of BNY Mellon, provided that in connection with the issue out of which such potential liability arises, BNY Mellon performed its obligations without negligence or bad faith while it acted as Depositary. BNY Mellon will not be liable for the acts or omissions of any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of ADSs or deposited securities or otherwise. In the absence of bad faith on its part, BNY Mellon shall not be responsible for any failure to carry out any instructions to vote any of the deposited securities or for the manner in which any such vote is cast or the effect of any such vote. BNY Mellon will have no duty to make any determination or provide any information as to the tax status of Itaú Chile or any liability for any tax consequences that may be incurred by owners or holders as a result of owning or holding ADSs. BNY Mellon shall not be liable for the inability or failure of owner or holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit. No disclaimer of liability under the United States federal securities laws is intended by any provision of the Deposit Agreement.

Notices and Reports

If Itaú Chile takes or decides to take any corporate action of a kind that is addressed in the Deposit Agreement, or that effects or will effect a change of the name or legal structure of Itaú Chile, or that effects or will effect a change to the common shares, Itaú Chile will notify BNY Mellon and the custodian of that action or decision as soon as it is lawful and practical to give that notice. The notice will be in English and will include all details that Itaú Chile is required to include in any notice to any governmental or regulatory authority or securities exchange or is required to make available generally to holders of common shares by publication or otherwise.

If requested in writing by Itaú Chile, BNY Mellon will disseminate, at Itaú Chile’s expense, those notices, reports and communications to all owners or otherwise make them available to owners in a manner that Itaú Chile specifies as substantially equivalent to the manner in which those communications are made available to holders of common shares and compliant with the requirements of any securities exchange on which the ADSs are listed. The Company will timely provide BNY Mellon with the quantity of such notices, reports, and communications, as requested by BNY Mellon from time to time, in order for BNY Mellon to effect that dissemination.

Amendment and Termination

Any provisions of the Deposit Agreement may be amended by agreement between Itaú Chile and BNY Mellon without the consent of the owners or holders in any respect. Any amendment that would impose or increase any fees or charges, or that would otherwise prejudice any substantial existing right of owners, will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to owners of outstanding ADSs. Every owner or holder, at the time any amendment so becomes effective, shall be deemed, by continuing to hold ADSs or any interest therein, to consent and agree to that amendment and to be bound by the Deposit Agreement as amended thereby. Upon the effectiveness of an amendment to the form of receipt, including a change in the number of common shares represented by each ADS, BNY Mellon may call for surrender of receipts to be replaced with new receipts in the amended form or call for surrender of ADSs to effect that change of ratio.

The Company may initiate termination of the Deposit Agreement by notice to BNY Mellon. BNY Mellon may initiate termination of the Deposit Agreement if (i) at any time 90 days shall have expired after BNY Mellon delivered to Itaú Chile a written resignation notice and a successor depositary has not been appointed and accepted its appointment, (ii) an insolvency event or delisting event occurs with respect to Itaú Chile, or (iii) a termination option event has occurred or will occur.

If termination of the Deposit Agreement is initiated, BNY Mellon will disseminate to owners of all ADSs then outstanding a notice of termination setting a date for termination, which shall be at least 90 days after the date of that notice, and the Deposit Agreement shall terminate on that termination date. At any time after the termination date, BNY Mellon may sell the deposited securities then held under the Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the owners of ADSs that remain outstanding, and those owners will be general creditors of BNY Mellon with respect to those net proceeds and that other cash.

After the termination date, BNY Mellon will continue to receive dividends and other distributions pertaining to deposited securities (that have not been sold), may sell rights and other property as provided in the Deposit Agreement and will deliver deposited securities (or sale proceeds) upon surrender of ADSs. After the termination date, BNY Mellon will not accept deposits of common shares or deliver ADSs. After the termination date, (i) BNY Mellon may refuse to accept surrenders of ADSs for the purpose of withdrawal of deposited securities

(that have not been sold) or reverse previously accepted surrenders of that kind that have not settled if in its judgment the requested withdrawal would interfere with its efforts to sell the deposited securities, (ii) BNY Mellon will not be required to deliver cash proceeds of the sale of deposited securities until all deposited securities have been sold and (iii) BNY Mellon may discontinue the registration of transfers of ADSs and suspend the distribution of dividends and other distributions on deposited securities to owners and need not give any further notices or perform any further acts under the Deposit Agreement except as provided therein.